UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

[NOTICE: This notice is a translation of the Japanese language original for convenience purposes only, and in the event of any discrepancy, the Japanese language original shall prevail.]

June 28, 2007

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are herby notified that the matters below were reported and resolved at the 2nd Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.

Nobuo Kuroyanagi

President & CEO

7-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

Report on the Business Report, the Financial Statements, the Consolidated Financial Statements for the 2nd Fiscal Year (from April 1, 2006 to March 31, 2007), and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors was made.

Matters Resolved:

First Item of Business	Appropriation of Surplus

This item was approved and resolved as originally proposed. The year-end dividends for Ordinary Shares for the year under review were decided at ¥6,000 yen per share (the dividends for the year under review, including the interim dividends, were decided at ¥11,000 per share). The year-end preferred dividends for Preferred Shares for the year under review were decided at: for Class 3 Preferred Shares, the prescribed amount of ¥30,000 per share (the dividends for the year under review, including the interim dividends, were decided at the prescribed amount of ¥60,000 per share); for Class 8 Preferred Shares, the prescribed amount of ¥7,950 per share (the dividends for the year under review, including the interim dividends, were decided at the prescribed amount of ¥15,900 per share); for Class 11 Preferred Shares, the prescribed amount of ¥2,650 per share (the dividends for the year under review, including the interim dividends, were decided at the prescribed amount of ¥5,300 per share); and for Class 12 Preferred Shares, the prescribed amount of ¥5,750 per share (the dividends for the year under review, including the interim dividends, were decided at the prescribed amount of ¥11,500 per share). The date on which such appropriation of surplus becomes effective was decided to be June 28, 2007.

Second Item of Business	Partial Amendments to the Articles of Incorporation

This item was approved and resolved as originally proposed. The details of the amendments are as follows.

In order to reduce the minimum stock investment unit through stock splits and the introduction of the unit share system, the necessary amendments were made as described below. Subject to the approval of the shareholders to the Amendments to the Articles of Incorporation, the Board of Directors’ meeting held on May 23, 2007 adopted a resolution on the stock splits to be effective as of September 30, 2007 by which each ordinary share and preferred share will be split into 1,000 shares. In addition, the description of the total number of shares authorized to be issued with respect to some classes of Preferred Shares were deleted.

(1)	The total numbers of shares authorized to be issued were increased, taking the stock split ratio into consideration. In addition, the total number of Class 9 Preferred Shares and Class 10 Preferred Shares authorized to be issued were deleted as all of such shares had been cancelled.

(2)	A provision which enables the Company to introduce the unit share system along with execution of the stock splits, by which the number of shares constituting one unit of shares of the Company shall become 100, was newly established.

(3)	With the introduction of the unit share system, the following provisions were newly established:

(i)	A provision concerning nonissuance of share certificates for fractional unit shares;

(ii)	A provision to specify the rights pertaining to fractional unit shares; and

(iii)	A provision for sales of fractional unit shares

(4)	With the introduction of the unit share system, provisions concerning fractional shares were deleted.

(5)	In accordance with the stock split ratio of Preferred Shares, necessary amendments were made to the provisions concerning preferred dividends, preferred interim dividends, distribution of residual assets, right to request acquisitions, etc..

(6)	As the total number of shares authorized to be issued with respect to Class 9 Preferred Shares and Class 10 Preferred Shares were deleted, provisions concerning requests for acquisitions of such Preferred Shares were deleted.

(7)	Amendments related to the stock splits and the unit share system were resolved to have effect from September 30, 2007, on which date the stock splits will be effective.

(8)	The provision of “Unless otherwise provided for by laws or regulations, the Company shall not consolidate or split any Preferred Shares.” was resolved not to be applied to the stock splits of Preferred Shares which will be effective as of September 30, 2007, pursuant to a resolution of the Board of Directors’ meeting held on May 23, 2007.

(9)	Renumbering of the articles and other necessary amendments were made.

Third Item of Business	Election of 15 (fifteen) Directors

Messrs. Ryosuke Tamakoshi, Haruya Uehara, Nobuo Kuroyanagi, Katsunori Nagayasu, Yoshihiro Watanabe, Toshihide Mizuno, Shintaro Yasuda, Hirohisa Aoki, Fumiyuki Akikusa, Nobuyuki Hirano, Iwao Okijima, Akio Harada and Takuma Otoshi were reelected and reappointed as Directors, and Messrs. Hiroshi Saito and Taihei Yuki were newly elected and appointed as Directors.

Messrs. Iwao Okijima, Akio Harada and Takuma Otoshi meet the requirements for outside directors set out in Article 2, Item 15 of the Company Law.

Forth Item of Business	Election of 1 (one) Corporate Auditor

Mr. Shota Yasuda was newly elected and appointed as a Corporate Auditor.

Fifth Item of Business	Granting of Retirement Gratuities to Retiring Directors and Corporate Auditor and Payment of Lump-sum Retirement Gratuities to Directors and Corporate Auditors due to the Abolition of Retirement Gratuities Program for Officers

It was resolved that retirement gratuities shall be granted to Mr. Kinya Okauchi, who resigned from the office of Director, Mr. Hajime Sugizaki, who retired from the office of Director upon the close of this Meeting, and Mr. Setsuo Uno, who retired from the office of Corporate Auditor upon the close of this Meeting, in reasonable amounts to be determined in accordance with the prescribed standards of the Company, so as to reward each for their work during their years of service with the Company. The determination of the amount of the gratuities, the date and method of distribution of the gratuities, etc. was decided to be entrusted to the Board of Directors in the case of retiring Directors and to be determined among the Corporate Auditors in the case of a retiring Corporate Auditor.

Furthermore, it was resolved that the lump-sum retirement gratuities shall be granted to 13 Directors, Messrs. Ryosuke Tamakoshi, Haruya Uehara, Nobuo Kuroyanagi, Katsunori Nagayasu, Yoshihiro Watanabe, Toshihide Mizuno, Shintaro Yasuda, Hirohisa Aoki, Fumiyuki Akikusa, Nobuyuki Hirano, Iwao Okijima, Akio Harada and Takuma Otoshi, who were re-elected as the Third Item of Business was approved and four (4) incumbent Corporate Auditors, Messrs. Haruo Matsuki, Takeo Imai, Tsutomu Takasuka and Kunie Okamoto, so as to reward each for their work during their years of service with the Company, up to the closing of this Meeting. It was resolved that with respect to their respective term of office up to the close of this Meeting, payment of the lump-sum retirement gratuities shall be made in reasonable amounts based on certain standards prescribed by the Company. The date of payment was decided to be at the time of retirement of each Director and Corporate Auditor. The determination of the amount of the gratuities and the method of distribution of the gratuities, etc. was decided to be entrusted to the Board of Directors in the case of each Director, and to be determined among Corporate Auditors in the case of each Corporate Auditor.

Sixth Item of Business	Revision of the Amount of Remuneration, etc. for Directors and Corporate Auditors, and Determination of the Amount and Details of Stock Option Remuneration, etc.

This item was approved and resolved as originally proposed. The description of resolutions on this Item of Business is as stated below.

1. The amount of remuneration for Directors and Corporate Auditors was resolved to be established as follows.

(1)	Annual remuneration

It was resolved at the ordinary general meeting of shareholders of Mitsubishi Tokyo Financial Group, Inc. held on June 27, 2002 that the amount of remuneration for Directors should not exceed ¥20 million per month in total, and that the amount of remuneration for Corporate Auditors should not exceed ¥10 million per month in total. Those figures have remained the same ever since. However, it was resolved that the amount of remuneration for Directors shall not exceed ¥480 million per year (including ¥50 million per year for Outside Directors) and the amount of remuneration for Corporate Auditors shall not exceed ¥120 million per year.

(2)	Remuneration, etc. regarding stock acquisition rights as stock options

In addition to the above-mentioned remuneration for Directors and Corporate Auditors, it was resolved that the amount of remuneration, etc. regarding stock acquisition rights as stock options to Directors and Corporate Auditors shall not exceed ¥240 million per year (including ¥20 million per year for Outside Directors) and ¥80 million per year, respectively.

It was also resolved that each category of remuneration described above shall be paid separately, and remuneration, etc. for Directors shall not include the salary paid with respect to the duties of employees to the Directors who are also employees of the Company.

2. The stock acquisition rights as stock options to Directors and Corporate Auditors were decided to be issued as “stock compensation type stock options” in which the amount to be paid-in per share to be issued or transferred upon exercise of stock acquisition right shall be one (1) yen.

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